EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30, (in millions, except ratios)	2009
Excluding interest on deposits
Income before income tax expense and extraordinary gain	$12,191

Fixed charges:
Interest expense	8,024
One-third of rents, net of income from subleases (a)	428

Total fixed charges	8,452

Less: Equity in undistributed income of affiliates	(24)

Income before income tax expense and extraordinary gain and fixed charges, excluding capitalized interest	$20,619

Fixed charges, as above	$8,452

Ratio of earnings to fixed charges	2.44

Including interest on deposits
Fixed charges, as above	$8,452
Add: Interest on deposits	3,937

Total fixed charges and interest on deposits	$12,389

Income before income tax expense and extraordinary gain and fixed charges, excluding capitalized interest, as above	$20,619
Add: Interest on deposits	3,937

Total income before income tax expense and extraordinary gain, fixed charges and interest on deposits	$24,556

Ratio of earnings to fixed charges	1.98

(a)	The proportion deemed representative of the interest factor.